Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Innodata Inc. (the “Company,” “we,” or “our”) has authorized capital stock consisting of 75,000,000 shares of Common Stock, par value $0.01 per share (the “Common Stock”) and 4,998,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”). The Company has no Preferred Stock issued and outstanding. The rights, preferences and privileges of holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that we may designate and issue in the future. The following summary describes the rights of holders of shares of the Common Stock as set forth in our Restated Certificate of Incorporation, dated April 27, 1993 as amended February 28, 2001, and as further amended November 14, 2003 and June 5, 2012 (the “Articles of Incorporation”), our Amended and Restated By-laws (the “By-Laws”) and the specimen of Common Stock (collectively, the “Organizational Documents and Evidences of Registrant’s Securities”), which Organizational Documents and Evidences of Registrant’s Securities are incorporated by reference as filed as Exhibits 3.1(a), 3.1(b), 3.1(c), 3.1(d), 3.2, and 4.1, respectively, to the Annual Report on Form 10-K of which this exhibit is a part. Holders of shares of Common Stock have the rights set forth in Delaware law, except as otherwise provided in the Organizational Documents and Evidences of Registrant’s Securities.

Common Stock

Dividends

Subject to the preferential rights of any other class or series of capital stock, including Preferred Stock, holders of our Common Stock are entitled to receive dividends when and as declared by our Board of Directors out of funds legally available for the payment of dividends.

Ranking

The Common Stock ranks junior with respect to dividend rights and rights upon liquidation, dissolution or winding-up of the Company to all other securities and indebtedness of the Company.

Conversion Rights

The shares of Common Stock are not convertible into other securities.

Voting Rights

Holders of shares of our Common Stock are entitled to one vote per share on all matters voted on by our stockholders. A majority of the shares entitled to vote at any meeting of stockholders shall constitute a quorum for the transaction of any business thereat. In all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. There are no cumulative voting rights for the election of directors.

Liquidation

In the event of a liquidation, dissolution or winding up of the Company, after payments to creditors and the holders of any senior securities, the holders of Common Stock will be entitled to receive pro rata all of the remaining assets of the Company available for distribution to our stockholders.

Redemption

We have no obligation or right to redeem our Common Stock.